                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 [FEE REQUIRED]
     For the fiscal year ended December 31, 1995

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
     For the transition period from _____ to _____


Commission file number 0-20421



                          EMPLOYEE STOCK PURCHASE PLAN
                          FOR BARGAINING UNIT EMPLOYEES
                           OF UNITED CABLE TELEVISION
                        OF BALTIMORE LIMITED PARTNERSHIP
                     d/b/a UNITED ARTISTS CABLE OF BALTIMORE
                     ---------------------------------------
                            (Full title of the Plan)




                            TELE-COMMUNICATIONS, INC.
              ---------------------------------------------------
              (Issuer of the securities held pursuant to the Plan)




                                5619 DTC Parkway
                            Englewood, Colorado 80111
                   ------------------------------------------
                   (Address of its principal executive office)

REQUIRED INFORMATION
- --------------------

    Financial Statements:                                               Page No.
    --------------------                                                --------

     Independent Auditors' Report                                              1

     Statement of Net Assets Available
       for Participant Benefits,
       December 31, 1995                                                       2

     Statement of Changes in Net Assets
       Available for Participant Benefits,
       Period from Inception (July 1, 1995)
       to December 31, 1995                                                    3

     Notes to Financial Statements,
       December 31, 1995                                                       4

     Schedule 1 - Item 27a - Schedule of Assets
       Held for Investment Purposes                                            7

     Schedule 2 - Item 27d - Schedule of
       Reportable Transactions                                                 8

    Exhibit -

       23-Consent of KPMG Peat Marwick LLP



SIGNATURE
- ---------


         Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                              EMPLOYEE STOCK PURCHASE PLAN
                                            FOR BARGAINING UNIT EMPLOYEES OF
                                                UNITED CABLE TELEVISION OF
                                              BALTIMORE LIMITED PARTNERSHIP
                                                d/b/a UNITED ARTISTS CABLE
                                                      OF BALTIMORE
                                                     (Name of Plan)




                                              By   /s/ Gary K. Bracken
                                                 -----------------------------
                                                   Gary K. Bracken
                                                   Plan Administrator
                                                   and Member of Plan Committee


April 18, 1996

                          Independent Auditors' Report


The Plan Committee
Employee Stock Purchase Plan
   for Bargaining Unit Employees of
   United Cable Television of
   Baltimore Limited Partnership d/b/a
   United Artists Cable of Baltimore:


We have audited the accompanying statement of net assets available for participant benefits of the Employee Stock Purchase Plan for Bargaining Unit Employees of United Cable Television of Baltimore Limited Partnership d/b/a United Artists Cable of Baltimore as of December 31, 1995, and the related statement of changes in net assets available for participant benefits for the period from Inception (July 1, 1995) to December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participant benefits for the Employee Stock Purchase Plan for Bargaining Unit Employees of United Cable Television of Baltimore Limited Partnership d/b/a United Artists Cable of Baltimore as of December 31, 1995, and the changes in net assets available for participant benefits for the period from Inception (July 1, 1995) to December 31, 1995, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of plan investments and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                               /s/ KPMG Peat Marwick LLP
                                                   ---------------------
                                                   KPMG Peat Marwick LLP

Denver, Colorado
March 18, 1996

                          EMPLOYEE STOCK PURCHASE PLAN
                        FOR BARGAINING UNIT EMPLOYEES OF
                           UNITED CABLE TELEVISION OF
                          BALTIMORE LIMITED PARTNERSHIP
                     d/b/a UNITED ARTISTS CABLE OF BALTIMORE

                        Statement of Net Assets Available
                            for Participant Benefits

                                December 31, 1995



      Assets
      ------

Cash and cash equivalents                                       $   16

Employee contributions receivable                                  300

Investments at market value (note 3):
  Tele-Communications, Inc. ("TCI"):
       Series A TCI Group common stock
       (92 shares, with a cost of $1,723)                        1,828

       Series A Liberty Media Group common stock
       (4 shares, with a cost of $88)                              108
                                                                ------

Net assets available for participant benefits                   $2,252
                                                                ======



See accompanying notes to financial statements.

                          EMPLOYEE STOCK PURCHASE PLAN
                        FOR BARGAINING UNIT EMPLOYEES OF
                           UNITED CABLE TELEVISION OF
                          BALTIMORE LIMITED PARTNERSHIP
                     d/b/a UNITED ARTISTS CABLE OF BALTIMORE


                  Statement of Changes in Net Assets Available
                            for Participant Benefits

            Period from Inception (July 1, 1995) to December 31, 1995



Employee contributions                                          $2,113

Net investment income:
   Net unrealized appreciation of TCI securities:
      Series A TCI Group common stock                              105

      Series A Liberty Media Group common stock                     20

   Realized gain on securities transactions                         13

   Interest income                                                   1
                                                                ------
                                                                   139
                                                                ------

Total contributions and net investment income                    2,252
                                                                ------

Increase in net assets available for participant benefits        2,252

Net assets available for participant benefits:

      Beginning of period                                           --
                                                                ------
      End of period                                             $2,252
                                                                ======


See accompanying notes to financial statements.

                          EMPLOYEE STOCK PURCHASE PLAN
                        FOR BARGAINING UNIT EMPLOYEES OF
                           UNITED CABLE TELEVISION OF
                          BALTIMORE LIMITED PARTNERSHIP
                     d/b/a UNITED ARTISTS CABLE OF BALTIMORE


                          Notes to Financial Statements

                                December 31, 1995


(1)      Summary of Significant Accounting Policies

         Basis of Presentation

         The accompanying financial statements have been prepared on an accrual basis and present the net assets available for participant benefits and the changes in those net assets.

         Trust Fund Managed by Colorado National Bank ("Trustee")

         Under the terms of a trust agreement between the Trustee and the Employee Stock Purchase Plan for Bargaining Unit Employees of United Cable Television of Baltimore Limited Partnership d/b/a United Artists Cable of Baltimore (the "Plan"), the Trustee manages a trust fund on behalf of the Plan. The Trustee has been granted discretionary authority concerning purchases and sales of investments for the trust fund. The Trustee may invest up to 100% of the assets of the Plan in qualifying employer securities, as defined by the Plan, without regard to any fiduciary requirement to diversify Plan assets.

         Cash Equivalents

         The Plan considers investments with initial maturities of three months or less to be cash equivalents.

         Investments

         Investments are reflected in the accompanying financial statements at current market value. Current market value represents the closing price of the investment based on available market quotations. The values used for TCI Series A TCI Group common stock and TCI Series A Liberty Media Group common stock were $19.88 and $26.88 per share, respectively, at December 31, 1995. Securities transactions are accounted for on the trade date. Distributions are priced at current market value and are accounted for when shares are transferred by the Trustee to participants. The cost basis of such shares distributed is determined using the "first-in, first-out" method.

         Income Taxes

         The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code (the "Code") and be exempt from Federal income taxation under Section 501(a) of the Code. The Plan is also intended to meet the salary reduction provision requirements under Section 401(k) of the Code. The Plan has applied for a determination letter from the Internal Revenue Service and expects to receive a qualified status.

                                                                     (continued)

                          EMPLOYEE STOCK PURCHASE PLAN
                        FOR BARGAINING UNIT EMPLOYEES OF
                           UNITED CABLE TELEVISION OF
                          BALTIMORE LIMITED PARTNERSHIP
                     d/b/a UNITED ARTISTS CABLE OF BALTIMORE


                          Notes to Financial Statements


         Plan Expenses

         Administrative expenses of the Plan have been paid by United Cable Television of Baltimore Limited Partnership d/b/a United Artists Cable of Baltimore (the "Company"). Accordingly, such expenses have not been reflected in the accompanying financial statements. However, the Company may, at its discretion, direct that expenses be paid from forfeitures, if any, or from general Plan assets.


(2)      Description of the Plan

         The Plan, which became effective on July 1, 1995, is a defined contribution plan intended to provide employees who are covered by a collective bargaining agreement (the "Agreement") between United Cable Television of Baltimore Limited Partnership d/b/a United Artists Cable of Baltimore, a wholly-owned subsidiary of TCI, and the Communication Workers of America a convenient means for the purchase of common stock of TCI. The Plan includes a salary deferral feature with respect to employee contributions. At December 31, 1995, there were 4 participants in the Plan and 83 employees were eligible to participate.

         Under the terms of the Plan, employees are eligible for participation after one year of service (if at least 18 years old and work a minimum of 1,000 hours per year) and the normal retirement age is 65 years. Participants may contribute up to 10% of their compensation, as defined, to the Plan. Under the current terms of the Agreement, the Company does not make any contributions to the Plan. In the event that the Agreement is amended while the Plan is in effect, the Company would then contribute the amount required by the amended agreement.

         Participants are immediately vested in their contributions plus actual earnings thereon. Generally, participants acquire a vested right in Company contri-butions, if any, as follows:

                                                Vesting
                  Years of service             percentage
                  ----------------             ----------

                  Less than 1                        0%
                        1-2                         20%
                        2-3                         30%
                        3-4                         45%
                        4-5                         60%
                        5-6                         80%
                        6 or more                  100%

                                                                     (continued)

                          EMPLOYEE STOCK PURCHASE PLAN
                        FOR BARGAINING UNIT EMPLOYEES OF
                           UNITED CABLE TELEVISION OF
                          BALTIMORE LIMITED PARTNERSHIP
                     d/b/a UNITED ARTISTS CABLE OF BALTIMORE


                          Notes to Financial Statements


         Although the Company has not expressed an intent to terminate the Plan, it may do so at any time subject to the terms of the Agreement. The Plan provides for full and immediate vesting of all participant rights upon termination of the Plan.

         Vested Benefits become distributable if a participant dies, suffers total disability, retires or terminates employment for any other reason. Benefits are generally payable in a single lump sum equal to the participant's vested benefits. Participant accounts are distributed in whole shares of vested common stock and cash in lieu of fractional shares.

(3)      Liberty Group Stock

         On August 3, 1995, the shareholders of TCI authorized the Board of Directors of TCI to issue a new class of stock ("Liberty Group Stock") which is intended to reflect the separate performance of TCI's business which produces and distributes cable television programming services ("Liberty Media Group"). While the Liberty Group Stock constitutes common stock of TCI, the issuance of the Liberty Group Stock did not result in any transfer of assets or liabilities of TCI or any of its subsidiaries or affect the rights of holders of TCI's or any of its subsidiaries' debt. On August 10, 1995, TCI distributed one hundred percent of the equity value attributable to the Liberty Media Group (the "Distribution") to its security holders of record on August 4, 1995. As a result of the Distribution, 4 shares of Series A Liberty Media Group common stock were distributed to the Plan during 1995. Additionally, the stockholders of TCI approved the redesignation of the previously authorized TCI Class A common stock into Series A TCI Group common stock.

                                                                      Schedule 1
                          EMPLOYEE STOCK PURCHASE PLAN
                        FOR BARGAINING UNIT EMPLOYEES OF
                           UNITED CABLE TELEVISION OF
                          BALTIMORE LIMITED PARTNERSHIP
                     d/b/a UNITED ARTISTS CABLE OF BALTIMORE


                     Item 27a - Schedule of Assets Held for
                               Investment Purposes

                                December 31, 1995



  (a)             (b)                          (c)                      (d)          (e)
                                      Description of investment
          Identity of issuer          including par value               Cost    Current value
          ------------------          -------------------------         ----    -------------
   *      Tele-Communications,        Series A TCI Group              $1,723       1,828
          Inc.                        common stock, par value
                                      $1.00 per share

   *      Tele-Communications,        Series A Liberty Media          $   88         108
          Inc.                        Group common stock,
                                      par value $1.00 per share



*Indicates party in interest to the Plan.

See accompanying independent auditors' report.

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                                                                      Schedule 2

                          EMPLOYEE STOCK PURCHASE PLAN
                        FOR BARGAINING UNIT EMPLOYEES OF
                           UNITED CABLE TELEVISION OF
                          BALTIMORE LIMITED PARTNERSHIP
                     d/b/a UNITED ARTISTS CABLE OF BALTIMORE


                 Item 27d - Schedule of Reportable Transactions

            Period from Inception (July 1, 1995) to December 31, 1995



      (a)                 (b)             (c)         (d)      (e)         (f)          (g)           (h)               (i)
                                                                         Expense                Current value of
Identity of party    Description of    Purchase   Selling    Lease    incurred with   Cost of    asset of trans-      Net gain
   involved              asset          price      price     rental    transaction     asset       action date        or (loss)
- -----------------    --------------    --------   -------    ------   -------------   -------   ----------------     ---------
AIM Short-Term       Prime Money
Investment Co.       Market Fund       $1,827        --        --          --         1,827           1,827             --

AIM Short-Term       Prime Money
Investment Co.       Market Fund       $   --     1,811        --          --         1,811           1,811             --

Tele-Communica-      Series A TCI
tions, Inc.          Group common      $1,811        --        --          --         1,811           1,811             --
                     stock



See accompanying independent auditors' report.





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





                                  EXHIBIT INDEX


Shown below is the exhibit which is filed as a part of this Report -

         23-Consent of KPMG Peat Marwick LLP